UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

New Fortress Energy Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

644393100

(CUSIP Number)

Jonathan Rotolo
10 Station Place, P.O. Box 233

Norfolk, CT 06058

(203) 907-2858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

SCHEDULE 13D

CUSIP No. 644393100		Page 2 of 7 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
NFE SMRS Holdings LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		32,459,846
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		32,459,846

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,459,846

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  15.7% (Calculations are based upon a total of 206,863,242 shares of Class A Common Stock outstanding, as disclosed on the Issuer's Form 10-K for the year ended December 31, 2021 filed with the SEC on March 1, 2022).

14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 644393100	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Great Mountain Partners LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		32,459,846
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		32,459,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,459,846

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (Calculations are based upon a total of 206,863,242 shares of Class A Common Stock outstanding, as disclosed on the Issuer's Form 10-K for the year ended December 31, 2021 filed with the SEC on March 1, 2022).

14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No. 644393100	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jonathan Rotolo

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		32,459,846
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		32,459,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,459,846

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (Calculations are based upon a total of 206,863,242 shares of Class A Common Stock outstanding, as disclosed on the Issuer's Form 10-K for the year ended December 31, 2021 filed with the SEC on March 1, 2022).

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 644393100	Page 5 of 7 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Alexander Thomson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		32,459,846
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		0
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		32,459,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,459,846

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7% (Calculations are based upon a total of 206,863,242 shares of Class A Common Stock outstanding, as disclosed on the Issuer's Form 10-K for the year ended December 31, 2021 filed with the SEC on March 1, 2022).

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 644393100	Page 6 of 7 Pages

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of New Fortress Energy Inc. (the “Issuer”), located at 111 W. 19th St., 8th Floor, New York, NY 10011. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D filed with the Securities and Exchange Commission on June 19, 2020, as amended on May 12, 2021. This Amendment No. 2 is being filed to report a change in beneficial ownership by the Reporting Persons.

Item 5. Interest in Securities of Issuer

Item 5, part (c) of the Schedule 13D is hereby amended and replaced with the following:

(c) Transactions by the Reporting Persons in shares of Class A Common Stock of the Issuer in the last sixty days are as follows:

Transaction Date	Shares Purchased/(Sold)	Price Per Share ($)	Manner Effected
04/19/2022	(35,760)	$45.63(1)	Open Market
04/19/2022	(264,240)	$45.23(1)	Open Market
04/07/2022	(250)	$42.84(2)	Open Market
04/07/2022	(19,693)	$41.52(2)	Open Market
04/06/2022	(280,057)	$41.62(3)	Open Market
04/01/2022	(3,887)	$46.93(4)	Open Market
04/01/2022	(47,762)	$46.17(4)	Open Market
04/01/2022	(163,172)	$45.06(4)	Open Market
04/01/2022	(170,197)	$44.39(4)	Open Market
04/01/2022	(14,982)	$43.42(4)	Open Market

(1) The price reported is a weighted average price. These shares were sold in multiple transactions on April 19, 2022 at prices ranging from $44.51 to $45.505 for the sale of 264,240 shares and a range of $45.515 to $45.845 for the sale of 35,760 shares. The undersigned undertakes to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(2) The price reported is a weighted average price. These shares were sold in multiple transactions on April 7, 2022 at prices ranging from $41.47 to $42.42 for the sale of 19,693 shares and a range of $42.78 to $42.90 for the sale of 250 shares. The undersigned undertakes to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(3) The price reported is a weighted average price. These shares were sold in multiple transactions on April 6, 2022 at prices ranging from $41.47 to $42.235 for the sale of 280,057 shares. The undersigned undertakes to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(4) The price reported is a weighted average price. These shares were sold in multiple transactions on April 1, 2022 at prices ranging from $42.795 to $43.77 for the sale of 14,982 shares, a range of $43.80 to $44.79 for the sale of 170,197 shares, a range of $44.795 to $45.79 for the sale of 163,172 shares, a range of $45.80 to $46.79 for the sale of 47,762 shares and a range of $46.80 to $47.25 for the sale of 3,887 shares. The undersigned undertakes to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

SCHEDULE 13D

CUSIP No. 644393100	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

April 21, 2022

NFE SMRS Holdings LLC

By: Great Mountain Partners LLC, Manager

By:	/s/ Jonathan Rotolo
Jonathan Rotolo, Manager

Great Mountain Partners LLC

By:	/s/ Jonathan Rotolo
Jonathan Rotolo, Manager

By:	/s/ Jonathan Rotolo
Jonathan Rotolo

By:	/s/ Alexander Thomson
Alexander Thomson